VOYA LETTERHEAD

U.S. LEGAL/PRODUCT FILING UNIT

ONE ORANGE WAY, C2N

WINDSOR, CT 06094-4774

J. NEIL MCMURDIE

SENIOR COUNSEL

PHONE:  (860) 580-2824  |  EMAIL:  NEIL.MCMURDIE@VOYA.COM

December 4, 2015

BY EDGARLINK

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:

Voya Retirement Insurance and Annuity Company and its Variable Annuity Account C

Pre-Effective Amendment No. 1 to Registration Statement on Form N-4

Prospectus Title: Florida University System Optional Retirement Program and the
Florida Senior Management Service Optional Annuity Program

Ladies and Gentlemen:

Voya Retirement Insurance and Annuity Company (the "Company") hereby acknowledges that:

•      Should the Securities and Exchange Commission (the "Commission") or its staff, acting pursuant to delegated authority, declare the above-captioned filing of a Registration Statement on Form N-4 effective, such action does not foreclose the Commission from taking any action with respect to the filing;

•      The action of the Commission or its staff, acting pursuant to delegated authority, in declaring this filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•      The Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call me at (860) 580-2824.

Sincerely,

/s/ J. Neil McMurdie

J. Neil McMurdie

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